UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

IMMUNE THERAPEUTICS, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

45252A107
(CUSIP Number)

Henry Louis Salomonsky c/o Immune Therapeutics, Inc. 2431 Aloma Ave., Suite 124 Winter Park, FL 32792 888-613-8802
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 25, 2022
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 45252A107

1.	NAMES OF REPORTING PERSONS Henry Louis Salomonsky
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 20 (1)
	8.	SHARED VOTING POWER 12,168,880 (1)
	9.	SOLE DISPOSITIVE POWER 20 (1)
	10.	SHARED DISPOSITIVE POWER 12,168,880 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,168,900
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.70% (2)
14.	TYPE OF REPORTING PERSON IN

(1)	Henry Louis Salomonsky directly holds 20 shares of common stock of the Company. In addition, Mr. Salomonsky beneficially owns 12,168,880 shares of common stock held by H. Louis Salomonsky Jr. Revocable Trust, of which Mr. Salomonsky is trustee.
(2)	Based on 82,762,035 shares of Common Stock, par value $0.0001, outstanding as of November 14, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022.

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CUSIP No. 45252A107

1.	NAMES OF REPORTING PERSONS H. Louis Salomonsky Jr. Revocable Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 12,168,880
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 12,168,880

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,168,880
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.70%(1)
14.	TYPE OF REPORTING PERSON OO

(1)	Based on 82,762,035 shares of Common Stock, par value $0.0001, outstanding as of November 14, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022.

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CUSIP No. 45252A107

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock of Immune Therapeutics, Inc., a Florida corporation (the “Issuer”), par value $0.0001 per share (the “Common Stock”). The Issuer has its principal executive offices at 2431 Aloma Ave., Suite 124, Winter Park, FL 32792.

Item 2. Identity and Background.

(a)	This statement is being jointly filed by the H. Louis Salomonsky Jr. Revocable Trust, a Virginia revocable trust (the “Revocable Trust”), and Henry Louis Salomonsky, an individual (together, the “Reporting Persons”).

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)	The principal place of business of the Revocable Trust is 1553 E. Main Street, Richmond VA, 23219. Mr. Salomonsky’s principal business address is 1553 E. Main Street, Richmond VA, 23219.

(c)	The Revocable Trust is a Virginia revocable trust with its principal offices at 1553 E. Main Street, Richmond VA, 23219. The Revocable Trust’s principal purpose is to provide asset protection and benefit Mr. Salomonsky’s children and grandchildren. Mr. Salomonsky is the trustee of the Revocable Trust, a director of the Issuer, and his principal occupation is as founder and Managing Member of Historic Housing LLC, a company located at 1553 E Main St., Richmond, VA 23223, which focuses on the renovation, acquisition, and management of commercial real estate.

(d)	During the last five years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, neither Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Revocable Trust was organized in Virginia. Mr. Salomonsky is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On July 15, 2022, the Revocable Trust purchased three convertible promissory notes for an aggregate amount of $406,944 of paid consideration. On July 25, 2022, the Revocable Trust exercised the conversion of the promissory notes and converted all of its outstanding convertible promissory notes into 12,168,880 shares of Common Stock. The source of the Revocable Trust’s payment of the purchase price for each purchased convertible note that was converted into Common Stock covered by this Schedule 13D was cash on hand.

As a result of the above-described transactions, the Revocable Trust directly holds 12,168,880 shares of Common Stock as of the date of this statement.

On January 29, 2013, Mr. Salomonsky received 10,000 shares of Common Stock of the Company as a gift, and no consideration was paid. On September 17, 2013, Mr. Salomonsky received a second gift of 10,000 shares of the Common Stock of the Company, and no additional consideration was paid. On May 6, 2021, the Company underwent a 1,000:1 reverse stock split, and the 20,000 shares were split to 20 total shares.

As a result of these transactions, Mr. Salomonsky directly holds 20 shares of Common Stock as of the date of this statement.

The Reporting Persons did not purchase any of the shares of Common Stock with borrowed funds.

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CUSIP No. 45252A107

Item 4. Purpose of Transaction.

The Reporting Persons originally acquired beneficial ownership of their shares of Common Stock for investment purposes. On July 25, 2022, the Issuer’s board of directors (the “Board”) appointed Mr. Salomonsky as a director of the Issuer.

As a result, the Reporting Persons also intend to engage in discussions with the management of the Issuer and/or the presiding director of the non-management members of the other members of the Board with respect to certain issues relating to, among others, the Issuer’s strategic decision-making and Issuer’s recent financial and operating performance. The Reporting Persons may also approach the other holders of Issuer’s securities to discuss similar matters of mutual interest, including, but not limited to, the possibility of nominating a person to become a director. As the actions described above, along with Mr. Salomonsky’s position as a director, would have the purpose and could have the effect of influencing the management and policies of the Issuer, the purpose of this filing is to report the Reporting Persons’ beneficial ownership of Issuer securities in a statement on Schedule 13D.

The Reporting Persons intend to continuously review their investment in the Issuer and reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment, including, among other things, acquiring additional securities of the Issuer, disposing of any securities of the Issuer owned by them, or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Reporting Persons in light of their general investment policies, market conditions, subsequent developments affecting the Issuer (including, but not limited to, the attitude of the Board and the management and other shareholders of the Issuer) and the general business and future prospects of the Issuer.

Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	As of the date of this statement, the Revocable Trust is the beneficial owner of 12,168,880 shares of Common Stock, representing 14.70% of the outstanding Common Stock, and Mr. Salomonsky is the beneficial owner of 12,168,900 shares of Common Stock, representing 14.70% of the outstanding Common Stock, which includes (i) 20 shares of Common Stock held by Mr. Salomonsky directly and (ii) 12,168,880 shares of Common Stock held by the Revocable Trust. Mr. Salomonsky is the trustee of the Revocable Trust and has voting and investment power over the securities held by it. As a result, Mr. Salomonsky may be deemed to be the beneficial owner of the shares held by the Revocable Trust. The Reporting Persons do not own any other securities of the Issuer.

(b)	The Revocable Trust and Mr. Salomonsky have shared power to vote and dispose of 12,168,880 shares of Common Stock. All shares held by the Revocable Trust may be deemed to be beneficially owned by Mr. Salomonsky as the trustee of the Revocable Trust. Therefore, as of the date of the filing of this Schedule 13D, Mr. Salomonsky had shared power to vote or direct the vote and dispose or direct the disposition of 12,168,880 shares of the Common Stock. Mr. Salomonsky has the sole power to vote and dispose of 20 shares of Common Stock.

(c)	Except as set forth in this Schedule 13D, none of the Reporting Persons beneficially owns any shares of Common Stock nor has effected any transaction in the Common Stock during the past 60 days.

(d)	Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Persons’ securities.

(e)	Not applicable.

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CUSIP No. 45252A107

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than the relationships mentioned above and except for the Joint Filing Agreement, dated as of the date hereof, attached hereto as Exhibit 1, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Attached as Exhibit 1 hereto is a Joint Filing Agreement executed by each of the Reporting Persons.

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CUSIP No. 45252A107

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2022	H. Louis Salomonsky Jr. Revocable Trust

	By:	/s/ Henry Louis Salomonsky
	Name:	Henry Louis Salomonsky
	Title:	Trustee

/s/ Henry Louis Salomonsky
Henry Louis Salomonsky